ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77I

At a regular meeting held June 22-24, 2011, the Board of Trustees for the Registrant voted to approve the liquidation of the Retirement Distribution Portfolio and the Retirement Rising Distribution Portfolio.  The liquidation is expected to occur on or about August 19, 2011.